Exhibit 99.1

News Release

2014-22

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

MultiChoice to Expand its Leading Direct-to-Home (DTH) Services in Sub-Saharan Africa via New Intelsat Satellite

Luxembourg and Johannesburg, South Africa, 11 June 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, announced today that it has signed a 15-year service agreement with MultiChoice, Africa’s leading pay TV provider, on a new satellite to be added to the Intelsat network.

The new satellite, Intelsat 36, is expected to launch in late 2016 and will be co-located with Intelsat 20 at 68.5°E, Intelsat’s premier direct-to-home (DTH) neighborhood in Africa. MultiChoice has been the anchor customer at the 68.5°E location since 1995.

“MultiChoice’s success is built upon offering our subscribers the best content and customer experience. By growing our presence at Intelsat’s 68.5°E neighborhood, we continue to bring our customers new and innovative services,” said Tim Jacobs, Group CFO of MultiChoice. “Intelsat’s continued support will enable us to grow our business, providing viewers with high quality programming and compelling entertainment services.”

“Our agreement with MultiChoice is a clear demonstration of our mission to partner closely with the leading media and enterprise customers in each region, to understand their network requirements and then create the infrastructure that will support their growth goals,” said Intelsat’s SVP of Global Sales, Kurt Riegelman. “Since 1965, Intelsat has committed to and invested in Africa’s communications and broadcast infrastructure. This has resulted in robust satellite coverage and Intelsat’s position as the leading provider of satellite services in the region.”

The Intelsat 36 design will feature Ku- and C-band services. The MultiChoice DTH services will utilize the Ku-band payload. The C-band payload will provide services to other customers using the premier Intelsat 68.5°E video neighborhood, which also distributes content to South Asian cable communities.

Concurrently with this news, Intelsat filed a report on Form 6-K with the Securities and Exchange Commission updating its 2014-2016 capital expenditure and customer prepayment guidance to reflect the net impact of the new satellite program.

Resources:

•	Intelsat’s Media Services: http://www.intelsat.com/wp-content/uploads/2013/03/New_Media_brochure.pdf
•	Intelsat’s Media Services: Direct-to Home: http://www.intelsat.com/applications/media/direct-to-home-dth/
•	Intelsat’s Media Services: Digital Terrestrial Television: http://www.intelsat.com/applications/media/digital-terrestrial-television-dtt/
•	Intelsat and 4K Transmission: http://www.intelsat.com/wp-content/uploads/2014/04/4K_ultra_high_definition_television_satellite_transmission.pdf

Safe Harbor Statement

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions. Envision…Connect…Transform…with Intelsat, celebrating 50 years of space leadership in 2014. For more information, visit www.intelsat.com.

About MultiChoice

MultiChoice Africa (Pty) Limited (“MultiChoice”) is Africa’s pioneer pay TV provider, having launched the first digital satellite service in 1995. The company provides multi-channel digital pay television platforms containing channels from Africa, America, China, India, Asia and Europe and has over twenty years’ experience in offering cutting-edge digital technology and a selection of bouquets containing premium television channels for subscribers.

###

3